424(b)(3)
                                                               No. 33-90998-01
                          CNL INCOME FUND XVII, LTD.
                                      AND
                          CNL INCOME FUND XVIII, LTD.


      This Supplement is part of, and should be read in conjunction with, the Prospectus dated August 11, 1995 and the Prospectus Supplement dated April 22, 1997. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

      All subscriptions are for the purchase of Units of CNL Income Fund XVIII, Ltd. ("CNL XVIII"). Offers are no longer being made nor are the General Partners accepting subscriptions for CNL XVII. THE ACQUISITION OF UNITS OF ONE PARTNERSHIP WILL NOT ENTITLE THE INVESTOR TO ANY OWNERSHIP INTEREST IN THE OTHER PARTNERSHIP OR ITS PROPERTIES.

      Information as to proposed properties for which CNL XVIII has received initial commitments and as to the number and types of Properties acquired by CNL XVIII is presented as of April 18, 1997, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which CNL XVIII receives initial commitments, as well as property acquisitions that occur after April 18, 1997, will be reported in a subsequent Supplement.


                                 THE OFFERING

SUBSCRIPTION PROCEDURES

      As of April 18, 1997, CNL XVIII had received total subscription proceeds of $17,978,530 (1,797,853 Units) from 858 Limited Partners. As of April 18, 1997, CNL XVIII had invested or committed for investment approximately $13,600,000 of such proceeds in 11 Properties and to pay Acquisition Fees and miscellaneous Acquisition Expenses, leaving approximately $2,200,000 in offering proceeds available for investment in Properties. As of April 18, 1997, CNL XVIII had incurred $809,034 in Acquisition Fees to an Affiliate of the General Partners.


                                   BUSINESS

PROPERTY ACQUISITIONS

      Between April 3, 1997 and April 18, 1997, CNL XVIII acquired two Properties, including one Property consisting of land and building and one Property consisting of building only. The Properties are a Boston Market Property (in San Antonio, Texas) and an On The Border Property (in San Antonio, Texas). For information regarding the nine Properties acquired by CNL XVIII prior to April 3, 1997, see the Prospectus Supplement dated April 22, 1997.

      In connection with the purchase of each of these two Properties, CNL XVIII, as lessor, entered into a long-term lease agreement with an unaffiliated lessee. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business - Description of Leases." In connection with the purchase of these Properties, which are to be constructed, the Company has entered into development and indemnification and put agreements with the lessee. The general terms of these agreements are described in the section of the Prospectus entitled "Business - Site Selection and Acquisition of Properties - Construction and Renovation."



April 23, 1997                                Prospectus Dated August 11, 1995








      In connection with the acquisition of the On The Border Property, which is building only, CNL XVIII has also entered into a tri-party agreement with the lessee and the landlord of the land. The tri-party agreement provides that the ground lessee is responsible for all obligations under the ground lease and provides certain rights to CNL XVIII relating to the maintenance of its interest in the building in the event of a default by the lessee under the terms of the ground lease.

      The following table sets forth the location of the two Properties, including one Property consisting of land and building and one Property consisting of building only, acquired by CNL XVIII, from April 3, 1997 through April 18, 1997, a description of the competition, and a summary of the principal terms of the acquisition and lease of each Property.


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                                            PROPERTY ACQUISITIONS
                                  From April 3, 1997 through April 18, 1997
                                                          Lease Expira-
Property Location and            Purchase       Date         tion and        Minimum                             Option
Competition                      Price (1)   Acquired   Renewal Options   Annual Rent (2)   Percentage Rent   To Purchase
---------------------          -----------   --------   ---------------   ---------------   ---------------   -----------
BOSTON MARKET                  $621,595      04/16/97   04/2012; five     10.38% of Total   for each lease    at any time
(the "San Antonio #1           (excluding               five-year         Cost (4);         year after the    after the
Property")                     development              renewal options   increases by      fifth lease       fifth lease
Restaurant to be               costs) (3)                                 10% after the     year, (i) 4% of   year
constructed                                                               fifth lease       annual gross
                                                                          year and after    sales minus
The San Antonio #1 Property                                               every five        (ii) the
is located at the northwest                                               years             minimum annual
quadrant of San Pedro                                                     thereafter        rent for such
Avenue and West Maplewood                                                 during the        lease year
Lane, in San Antonio, Bexar                                               lease term
County, Texas, in an area
of mixed retail,
commercial, and residential
development.  Other fast-
food and family-style
restaurants located in
proximity to the San
Antonio #1 Property include
a KFC, a McDonald's, and
several local restaurants.

ON THE BORDER (5)              $182,459      04/17/97   (6); three        13.64% of Total   for each lease    at any time
(the "San Antonio #2           (excluding               five-year         Cost (4); (7)     year, (i) 4% of   after the
Property")                     development              renewal options                     annual gross      tenth lease
Restaurant to be               costs) (3)                                                   sales minus       year
constructed                                                                                 (ii) the
                                                                                            minimum annual
The San Antonio #2 Property                                                                 rent for such
is located along the east                                                                   lease year (8)
side of Interstate Highway
10, north of Huebner Oaks
Road, in San Antonio, Bexar
County, Texas, in an area
of mixed retail,
commercial, and residential
development.

                                                     -3-







FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of each of the Properties acquired, once the buildings are constructed, is set forth below:

      Property                   Federal Tax Basis
      --------                   -----------------

      San Antonio #1 Property      $  284,000
      San Antonio #2 Property       1,251,000

(2) Minimum annual rent for the San Antonio #1 Property will become due and payable on the date the tenant receives from the landlord its final funding of the construction costs. For the San Antonio #2 Property, minimum annual rent will become due and payable on the earlier of (i) 180 days after execution of the lease, (ii) the date the certificate of occupancy for the restaurant is issued, (iii) the date the restaurant opens for business to the public, or (iv) the date the tenant receives from the landlord its final funding of the construction costs. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the San Antonio #1 Property, as described above, interim rent equal to 10.38% per annum of the amount funded by CNL XVIII in connection with the purchase and construction of the Property shall accrue and be payable in a single lump sum at the time of final funding of the construction costs. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the San Antonio #2 Property, as described above, the tenant shall pay monthly "interim rent" equal to 11 percent per annum of the amount funded by CNL XVIII in connection with the purchase and construction of the Property.

(3) The development agreements for the Properties which are to be constructed, provide that construction must be completed no later than the dates set forth below. The maximum cost to CNL XVIII (including the purchase price of the land, (if applicable), development costs (if applicable), and closing and acquisition costs) is not expected to, but may, exceed the amounts set forth below:

                                                         Estimated Final
      Property                Estimated Maximum Cost     Completion Date
      --------                ----------------------     ---------------

      San Antonio #1 Property      $  860,388            October 13, 1997
      San Antonio #2 Property       1,213,504            October 14, 1997

(4) The "Total Cost" is equal to the sum of (i) the purchase price of the Property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(5) CNL XVIII owns the building only for this Property. CNL XVIII does not own the underlying land; although, CNL XVIII has entered into a tri-party agreement with the lessee and the landlord of the land in order to provide CNL XVIII with certain rights with respect to the land on which the building is located.

(6) The lease term shall expire upon the later of (i) the date 15 years from the date of closing, (ii) the expiration of the original term of the ground lease, or (iii) the earlier termination of the ground lease.

(7) Annual rent shall increase after every five years during the lease term by the lesser of (i) 10% of the minimum annual rent during the preceding year or (ii) 150% of the change in the Consumer Price Index.

(8) Percentage rent shall be calculated on a calendar year basis (January 1 to December 31).

PENDING INVESTMENTS

      As of April 18, 1997, CNL XVIII had initial commitments to acquire six properties, consisting of land and building. The acquisition of each of these properties is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by CNL XVIII. If acquired, the leases of all six of these properties are expected to be entered into on substantially the same terms described in the Prospectus in the section entitled "Business - Description of Leases."

      Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.

                             Lease Term and
Property                     Renewal Options         Minimum Annual Rent        Percentage Rent       Option to Purchase
--------                     ---------------         -------------------        ---------------       ------------------
Boston Market           15 years; five five-year   10.38% of CNL XVIII's     for each lease year     at any time after
Charlotte, NC           renewal options            total cost to purchase    after the fifth lease   the fifth lease
Existing restaurant                                the property;             year, (i) 5% of         year
                                                   increases by 10% after    annual gross sales
                                                   the fifth lease year      minus (ii) the
                                                   and after every five      minimum annual rent
                                                   years thereafter          for such lease year
                                                   during the lease term

Boston Market           15 years; five five-year   10.38% of  Total Cost     for each lease year     at any time after
Minnetonka, MN          renewal options            (1); increases by 10%     after the fifth lease   the fifth lease
Restaurant to be                                   after the fifth lease     year, (i) 5% of         year
constructed                                        year and after every      annual gross sales
                                                   five years thereafter     minus (ii) the
                                                   during the lease term     minimum annual rent
                                                                             for such lease year

Boston Market           15 years; five five-year   10.38% of  Total Cost     for each lease year     at any time after
Reno, NV                renewal options            (1); increases by 10%     after the fifth lease   the fifth lease
Restaurant to be                                   after the fifth lease     year, (i) 4% of         year
constructed                                        year and after every      annual gross sales
                                                   five years thereafter     minus (ii) the
                                                   during the lease term     minimum annual rent
                                                                             for such lease year

IHOP                    20 years; three five-      10.125% of CNL XVIII's    for each lease year,    during the eleventh
Santa Rosa, CA          year renewal options       total cost to purchase    (i) 4% of annual        lease year and at
Existing restaurant                                the property;             gross sales minus       the end of the
                                                   increases by 10% after    (ii) the minimum        initial lease term
                                                   the fifth lease year      annual rent for such
                                                   and after every five      lease year
                                                   years thereafter
                                                   during the lease term

Jack in the Box         18 years; four five-year   10.25% of Total Cost      for each lease year,    at any time after
Houston, TX             renewal options            (1); increases by 8%      (i) 5% of annual        the seventh lease
Restaurant to be                                   after the fifth lease     gross sales minus       year (2)
constructed                                        year and after every      (ii) the minimum
                                                   five years thereafter     annual rent for such
                                                   during the lease term     lease year

Wendy's                 20 years; two five-year    10.25% of Total Cost      for each lease year,    at any time after
Sparta, TN              renewal options            (1)                       (i) 7% of annual        the seventh lease
Restaurant to be                                                             gross sales minus       year
constructed                                                                  (ii) the minimum
                                                                             annual rent for such
                                                                             lease year

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FOOTNOTES:

(1) The "Total Cost" is equal to the sum of (i) the purchase price of the property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(2) In the event CNL XVIII purchases the property directly from the lessee, the lessee will have no option to purchase the property.


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                                   PRO FORMA ESTIMATE OF TAXABLE INCOME OF
                                         CNL INCOME FUND XVIII, LTD.
                          GENERATED FROM THE OPERATIONS OF PROPERTIES ACQUIRED FROM
                                    APRIL 3, 1997 THROUGH APRIL 18, 1997
                                      FOR A 12-MONTH PERIOD (UNAUDITED)


      The following schedule represents pro forma unaudited estimates of taxable income of each Property acquired by CNL XVIII from April 3, 1997 through April 18, 1997, for the 12-month period commencing on the date of the inception of the respective lease on such Property.  The schedule should be read in light of the accompanying footnotes.

      These estimates do not purport to present actual or expected operations of CNL XVIII for any period in the future.  These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.  No single lessee or group of affiliated lessees lease Properties with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of CNL XVIII.


                                            Boston Market           On The Border
                                         San Antonio, TX (5)     San Antonio, TX (5)      Total
                                         -------------------     -------------------    --------
Pro Forma Estimate of Taxable Income:

Base Rent (1)                                  $ 89,308                $131,808         $221,116

Management Fees (2)                                (893)                 (1,318)          (2,211)

General and Administrative Expenses (3)          (4,465)                 (6,590)         (11,055)
                                               --------                --------         --------

Estimated Cash Available from Operations         83,950                 123,900          207,850

Depreciation Expense (4)                         (7,098)                (31,277)         (38,375)
                                               --------                --------         --------

Pro Forma Estimate of Taxable Income of
  CNL XVIII                                    $ 76,852                $ 92,623         $169,475
                                               ========                ========         ========



                                                See Footnotes

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FOOTNOTES:

(1) Base rent does not include percentage rents which become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to a management agreement between CNL XVIII and an Affiliate of the General Partners, pursuant to which the Affiliate will receive an annual management fee in an amount equal to one percent of the gross revenues that CNL XVIII earns from its Properties. See "Management Compensation."

(3) Estimated at five percent of gross rental income based on the previous experience of Affiliates of the General Partners with 17 public limited partnerships which own properties similar to that owned by CNL XVIII.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of the Properties has been depreciated on the straight-line method over 40 years.

(5) The development agreements for the Properties which are to be constructed, provide that construction must be completed no later than the dates set forth below:

      Property                      Estimated Final Completion Date
      --------                      -------------------------------

      San Antonio #1 Property       October 13, 1997
      San Antonio #2 Property       October 14, 1997


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